ARTICLES OF AMENDMENT
                 TO THE ARTICLE OF INCORPORATION
                               OF
                       EMC ENERGIES, INC.



     Pursuant to the provisions of the Revised Business Code Sec. 16-10a-1001 et. seq., the Undersigned corporation adopts the following amendment to the Articles of Incorporation.

    1. The following amendment of the Articles of Incorporation was adopted by the shareholders of the corporation on January 31, 2000, said articles are hereby amended and shall read as follows:
 ________________________________________________________________
                           Article IV
                         Capitalization

     Section 1. The authorized capital of this corporation shall consist of the following stock: One hundred million (100,000,000) common shares, par value $.001 per shares. Each common share shall have equal rights as to voting and in the event of dissolution and liquidation. There shall be no cumulative voting by shareholders.

 ________________________________________________________________

     2. The number of shares outstanding at the time of adoption was 7,069,972; and the number of shares entitled to vote thereon was the same.

     3. The number of shares represented at the meeting of the shareholders was 5,000,000. All shares voted in favor of the amendment. The shares represented a majority of the issued and outstanding shares. There were no shares voting against the amendment.


    Effective the 31st  day of January, 2000


                                   __________/s/________________
                                    Jennifer Ngo
                                    President and Secretary